Exhibit 12



                            AMERICAN STORES COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of pre-tax income from continuing operations, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized (including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case.

(In thousands of dollars)                  1996        1995         1994

Earnings before income taxes            $504,552     $550,916     $606,263

Fixed charges (detail below)             282,355      259,648      265,529
Adjusted for:
   Capitalized interest                  (10,567)      (8,542)      (3,900)
   Previously capitalized interest
     amortized during the period           1,612        1,231        1,269

Earnings                                $777,952     $803,253     $869,161

Interest expense                        $171,558     $159,545     $170,703
Capitalized interest                      10,567        8,542        3,900
Interest factor for rental expense
    of operating leases                  100,230       91,561       90,926
Fixed charges                           $282,355     $259,648     $265,529

Ratio of earnings to fixed charges     2.76 to 1    3.09 to 1    3.27 to 1